Exhibit 99.1

Second Quarter 2011 Report to Shareholders

For the Three and Six Months Ended February 28, 2011
(Unaudited)

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

TABLE OF CONTENTS

HIGHLIGHTS	3
Significant Events in the Quarter	3
Significant Events Subsequent to the Quarter	4
Management’s Discussion and Analysis	5
Overview of Consolidated Results	6
Radio	9
Television	10
Corporate	11
Quarterly Consolidated Financial Information	12
Risks and Uncertainties	13
Outlook	13
Financial Position	13
Liquidity and Capital Resources	14
Outstanding Share Data	15
Changes in Internal Control Over Financial Reporting	15
Key Performance Indicators	15
Impact of New Accounting Policies	17
Recent Accounting Pronouncements	17
Consolidated Financial Statements and Notes	20

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

HIGHLIGHTS

Financial Highlights
(These highlights are derived from the unaudited consolidated financial statements)	Three months ended		Six months ended
(in thousands of Canadian dollars except per share amounts)	February 28,		February 28,
	2011	2010	2011	2010
Revenues
Radio	42,647	40,527	97,286	93,479
Television	148,429	136,973	315,946	288,228
	191,076	177,500	413,232	381,707
Segment profit
Radio	9,672	8,174	28,186	26,724
Television	59,017	53,204	137,117	120,272
Corporate	(7,730)	(6,328)	(15,690)	(11,991)
	60,959	55,050	149,613	135,005

Net income from continuing operations	27,445	14,239	71,115	84,231

Basic earnings per share
From continuing operations	$0.34	$0.18	$0.87	$1.05
From discontinued operations	$0.05	$0.00	$0.08	$0.05
	$0.39	$0.18	$0.95	$1.10

Significant Events in the Quarter

•
On December 10, 2010, it was announced that in Germany, Beyblade: Metal Fusion spinning tops, marketed by the brand management and media company m4e AG and manufactured by Hasbro, have become the number one toy with more than 500,000 units sold since September 2010. The boys animation series from d-rights and Nelvana Enterprises premiered in September 2010 on Nickelodeon in Germany.  A new toy-products line with further spinning tops including accessories will be on the worldwide market by the fall 2011.

•
On December 15, 2010, the Company announced a new 10-year agreement with John Derringer and Toronto’s classic rock station, Q107.  With this long-term agreement, John will continue in his role as the morning drive host of Derringer in the Morning.

•
On December 17, 2010, the Company’s Movie Central announced a new and exclusive slate of first-run Showtime programming with the return of Californication, and the debut of brand new, buzz-heavy series Shameless and Episodes. Airing back-to-back beginning Monday, January 10, 2011, the three series now anchor the Monday night lineup.

•
On December 22, 2010, the CRTC announced a public hearing for the so-called group-based television license renewal process. Corus and its related company, Telelatino, filed renewal applications for their television operations as part of this process. The public hearing commenced on April 4, 2011.

•	On December 31, 2010, January 31, 2011 and February 28, 2011, the Company paid a monthly dividend of $0.062083 and $0.0625 to holders of its Class A and Class B Shares, respectively.
•	On January 16, 2011, Paul Giamatti won a Golden Globe® Award for his role in the Corus-supported film, Barney’s Version.

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

•
On January 31, 2011, the Company announced that it had taken a minority stake in the digital publishing company B5Media Inc., a prominent online media publisher of lifestyle properties.  Among B5Media’s assets, the company owns three women’s lifestyle websites targeted to all stages of a woman’s life:  Crushable.com, TheGloss.com and Blisstree.com.

•
On February 1, 2011, the Company’s Kids Can Press, Nelvana Studio and Treehouse announced the celebration of the 25th anniversary of Franklin, one of the world’s most adored preschool characters, with the release of a special edition of Franklin in the Dark, the re-release of 12 classic Franklin stories and the Treehouse premiere of the new CGI-animated series Franklin and Friends.

•	On February 1, 2011, Corus and Cogeco Inc. announced that the sale of Corus’ Quebec radio stations to Cogeco Inc. had been completed.
•
On February 2, 2011, the Company’s Executive Vice President and Chief Financial Officer,       Tom Peddie, won the award for Best Investor Relations by a CFO for a Small Cap Company at the IR Magazine Canada Awards 2011.

•
On February 22, 2011, Corus Entertainment was, for the third year in a row, named one of Canada’s Best Diversity Employers for 2011. Selected alongside 44 other companies, this award recognizes employers that have exceptional workplace diversity and inclusiveness programs.

Significant Events Subsequent to the Quarter

•
On March 1, 2011, OWN:  Oprah Winfrey Network commenced broadcasting in Canada.  OWN provides Canadian viewers with access to a stellar lineup of original series and specials that focus on entertaining, informing and inspiring viewers to live their best lives.

•
On March 1, 2011, the Company leveraged the advantages of its Corus Quay facility to launch a new HD offering, OWN: Oprah Winfrey Network. This follows Corus’ successful launch of YTV HD on January 11, 2011 and Movie Central HD on October 1, 2010.

•
On March 3, 2011, Corus Quay was recognized as Office Development of the Year at the 10th Annual NAIOP Real Estate Excellence (REX) Awards for developments in the Greater Toronto Area.  According to NAIOP, “The awards criteria focus on results (quality and performance), skills (teamwork, collaboration, innovation and creativity) and values (community and environmental awareness)”.

•	On March 10, 2011, the Corus-supported theatrical film Barney’s Version won seven Genie Awards.
•
On March 11, 2011, Corus Radio announced that Corus Radio Toronto, London, Calgary and Cornwall won 10 awards at Canadian Music Week’s 2011 Crystal Awards and the 29th Annual Canadian Music & Broadcast Industry Awards. These creative and broadcast industry awards celebrate the best in Canadian radio, acknowledging on-air personalities, programming and creativity.

•
On March 11, 2011, the Company’s $500 million credit facility with a syndicate of banks was amended. The principal amendments were a reduction in interest margins applicable to floating interest rates and a one year extension of the maturity date to February 11, 2015.

•	On March 31, 2011, the Company paid a monthly dividend of $0.062083 and $0.0625 to holders of its Class A and Class B Shares, respectively.

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial position and results of continuing operations for the three and six month ended February 28, 2011 is prepared at March 31, 2011.  The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2010 Annual Report and the consolidated financial statements and notes of the current quarter.  The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements.  All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation, factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

Overview of Consolidated Results

The major change in our consolidated results arises from the disposition of the Quebec Radio segment of our business and the separate presentation as discontinued operations in all periods presented.  The following discussion describes the significant changes in the consolidated income statement from continuing operations.

Net income from continuing operations for the second quarter was $27.4 million on revenues of $191.1 million, as compared to net income from continuing operations of $14.2 million on revenues of $177.5 million in the prior year.  Television segment profit increased by 11%, while Radio increased by 18%.  Refer to the discussion of segmented results for further analysis.

Net income from continuing operations for the six month period ended February 28, 2011 was $71.1 million on revenues of $413.2 million, as compared to net income from continuing operations of $84.2 million on revenues of $381.7 million in the prior year.  Television segment profit increased by 14%, while Radio increased by 5%.

Revenues

Revenues from continuing operations for the second quarter were $191.1 million, an increase of 8% from $177.5 million last year.  Subscriber and advertising revenues increased by 6% in the quarter.  Revenues increased in the second quarter in both Television and Radio by 8% and 5% respectively.  For the six month period, revenues from continuing operations of $413.2 million represented an increase of 8% from $381.7 million last year.  Subscriber revenues increased by 8% and advertising revenues increased by 7% in the six month period.  Television and Radio revenues increased by 10% and 4% respectively in the six month period. Refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses from continuing operations for the second quarter were $130.1 million, up 6% from $122.5 million in the prior year. This increase results from higher program rights and film amortization in the Television division and higher general and administrative costs in Radio and Corporate.  For the six month period, expenses of $263.6 million represented a 7% increase over the prior year and is attributable to higher program rights amortization in the Television division and higher Corporate costs.  Refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense from continuing operations of $12.2 million for the six month period was higher than prior year due to the depreciation of Corus Quay assets, which commenced in the fourth quarter of fiscal 2010.

Interest expense

Interest on long-term debt of $31.2 million for the six month period was higher than prior year due to the issuance of new debt in the second quarter of fiscal 2010.  In February 2010, the Company issued $500.0 million in senior unsecured guaranteed notes due 2017 (the “Notes”) that pay interest at 7.25%. The Company used these proceeds to pay down bank debt.  The effective interest rate on bank loans and notes for the first half of fiscal 2011 was 6.8% compared to 4.2% on bank loans in the first half of last year.

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

On March 11, 2011, the Company’s $500.0 million credit facility with a syndicate of banks was amended.  The principal amendments were to reduce interest margins applicable to floating interest rates and a one year extension of the maturity date to February 11, 2015.

Disputed regulatory fees

In October 2009, a settlement was reached between the Government of Canada and members of the broadcasting industry in respect of disputed Part II license fees.  The settlement includes waiving Part II license fees that were not collected for the broadcasting years 2007, 2008 and 2009. The Company had accrued $14.0 million related to continuing operations over that period, and reversed this accrual in the first quarter of fiscal 2010.

Debt refinancing

In the second quarter of fiscal 2010, the Company issued $500.0 million in Notes. The proceeds of the Notes issue were used to pay down the existing $500.0 million term facility.  Concurrently, the interest rate swap agreements that fixed the interest rate on $400.0 million of the bank debt were terminated, and the Company amended its credit facility with a syndicate of banks. These transactions resulted in the Company recording pre-tax debt refinancing costs of $14.3 million. The components of these costs include mark-to-market payments on the termination of the interest rate swap agreements, and the non-cash write-off of deferred financing fees related to the previous credit facility.

Restructuring expense

Restructuring expense for the six month period of $2.3 million is comprised of employee-related expenses associated with the organizational restructuring that occurred in the fourth quarter of fiscal 2010 and redundant rents for facilities vacated subsequent to the move to the Corus
Quay location.

Other income, net

Other income from continuing operations for the six month period was $1.2 million, as compared to an expense of $1.4 million last year. The difference relates primarily to higher foreign exchange gain and equity earnings than the prior year.

Income taxes

The effective tax rate for the six month period of fiscal 2011 was 28.8%, compared to the Company’s 29.1% statutory rate.  The prior year included a future tax recovery of $14.2 million, representing a reduction in the Ontario provincial long-term tax rate.

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

Net income and earnings per share

Net income from continuing operations for the second quarter was $27.4 million, as compared to $14.2 million last year. Earnings per share from continuing operations for the second quarter were $0.34 basic and $0.33 diluted compared to $0.18 basic and diluted last year.  Net income from continuing operations for the prior year’s quarter includes a $14.3 million debt refinancing cost.  Excluding the impact of this item results in an adjusted basic earnings per share of $0.30 for the prior year.

Net income from continuing operations for the prior year-to-date also includes a reversal of the disputed regulatory fee accrual, a reduction in the income tax rate and debt refinancing costs.  Removing the impact of these items results in adjusted year-to-date basic earnings per share of $0.88 compared to $0.87 in the current year.  The weighted average number of shares outstanding is relatively unchanged from the prior year.

Other comprehensive income (loss), net of tax

The significant item in other comprehensive income in the prior year was the change in the unrealized fair value of the Company’s interest rate swap agreements. In the second quarter of fiscal 2010, the Company terminated the agreements. As a result, the unrealized change in the fair value of the agreements that were previously recorded in other comprehensive income were reversed through other comprehensive income and recorded in net income as a component of the debt refinancing.

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

Radio

The Radio division comprises 37 radio stations situated primarily in 7 of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is one of Canada’s leading radio operators in terms of revenues and audience reach.
Financial Highlights

	Three months ended		Six months ended
(in thousands of Canadian dollars)	February 28,		February 28,
	2011	2010	2011	2010
Revenues
West	19,737	19,846	45,802	46,078
Ontario	22,910	20,681	51,484	47,401
	42,647	40,527	97,286	93,479

Segment profit
West	4,610	5,054	13,608	14,754
Ontario	5,062	3,120	14,578	11,970
	9,672	8,174	28,186	26,724

Revenues for the second quarter increased by 5%, and for the year-to-date increased by 4% compared to the prior year.  Revenues in Ontario were up 11% for the quarter and 9% for the year-to-date, driven by strong growth in Toronto.  Although revenues in the West were flat for the quarter and the year-to-date, both Calgary and Winnipeg reported year-over-year growth.  The Company’s results this quarter and for the year-to-date fell short of the performance of the overall market in Canada, in the cities where we compete, largely as a result of Edmonton and Vancouver.

Direct cost of sales, general and administrative expenses for the second quarter increased by 2% from the prior year, and increased by 4% for the year-to-date.  Variable expenses increased 2% for the quarter and 7% for the year-to-date largely due to higher copyright fees and the reinstatement of pension contributions for sales employees.  Fixed costs, which represent a much higher proportion of the cost structure, increased by 2% for both the quarter and the year-to-date compared to prior year.  The increase was largely as a result of the reinstatement of pension contributions for non-sales employees.

Segment profit increased by 18% for the second quarter and 5% for the year-to-date.  While margins declined in the West as a result of relatively flat revenues, margins improved significantly in Ontario.

On February 1, 2011, the Company’s Quebec operations were sold to Cogeco Inc.  Subsequently, Corus Radio’s Quebec segment was retroactively restated as a discontinued operation.

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

Television

The Kids segment comprises: YTV; Treehouse TV; Nickelodeon (Canada); a 50% interest in TELETOON and TELETOON Retro, and the Nelvana content business. The Specialty and Pay segment comprises: W Network; OWN (prior to March 1, 2011 branded as VIVA); W Movies; Sundance Channel (Canada); Corus’ western Canadian premium television services Movie Central (including HBO Canada) and Encore Avenue; three local television stations, and the Company’s majority interests in CMT Canada, Telelatino, DUSK and Cosmopolitan TV.

Financial Highlights

	Three months ended		Six months ended
(thousands of Canadian dollars)	February 28,		February 28,
	2011	2010	2011	2010
Revenues
Kids	64,813	56,145	142,826	124,644
Specialty and Pay	83,616	80,828	173,120	163,584
	148,429	136,973	315,946	288,228

Segment profit
Kids	22,936	22,257	64,362	55,566
Specialty and Pay	36,081	30,947	72,755	64,706
	59,017	53,204	137,117	120,272

Revenues increased by 8% in the second quarter, reflecting an 8% increase in advertising revenues, a 6% increase in subscriber revenues and a 17% increase in other revenues.  Total specialty advertising revenues were up 14% in the quarter as a result of strong ratings growth and success in monetizing our “co-view audience”, particularly on CMT network, which was up 25%, over the prior year, and in our Kids segment which was up 21% over the prior year.  Non-specialty advertising revenues were down 38% as a result of the closure of our former cable advertising service in August 2010.  Subscriber revenue growth for the quarter reflects strong paid subscriber growth at CosmoTV, Nickelodeon (Canada), Sundance and W Movies.  Increased merchandising and production revenue from the Content business is fueled by solid growth in other revenues for the quarter.  Year-to-date specialty advertising revenues have increased 15% while subscriber revenues have increased 8%.  Movie Central (including HBO Canada) finished the quarter with 989,000 subscribers, up 2% from the same period last year, and up 13,000 subscribers from the previous quarter.

Direct cost of sales, general and administrative expenses increased by 7% in the second quarter and 6% year-to-date.  Direct cost of sales, which includes amortization of program rights and film investments, increased by 13% for the quarter and 12% year-to-date.   The increase in program rights amortization reflects increased variable programming costs associated with higher subscriber levels, as a result of program supply agreements; planned investments in programming, particularly for our Women and Pay networks; and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license.   Amortization of film investments has increased due in part to higher cost of sales associated with increased revenues from third party service work at our studios.  These increased costs were partially offset by lower general and administrative expenses, which decreased by 5% in the quarter and 3% year-to-date as we realize the savings from organizational restructuring in 2010.

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended		Six months ended
(thousands of Canadian dollars)	February 28,		February 28,
	2011	2010	2011	2010
Stock-based compensation	2,594	2,145	4,719	3,330
Other general and administrative costs	5,136	4,183	10,971	8,661
	7,730	6,328	15,690	11,991

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The expense fluctuates with changes in assumptions, primarily the Company’s share price and number of units outstanding.  The increase in stock-based compensation in the current year reflects a higher share price at the end of the second quarter compared to the prior year as well as the granting of additional units under the long-term incentive plan in the current year.

Other general and administrative costs were up from the prior year and include increased facility costs at Corus Quay which commenced occupancy in the fourth quarter of fiscal 2010.

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended February 28, 2011.  In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2010.

[thousands of Canadian dollars, except per share amounts]
	Revenues (1)	Segment (1)	Net income (1)	Earnings per share (1)
		profit		Basic	Diluted
2011
2nd quarter	191,076	60,959	27,445	$0.34	$0.33
1st quarter	222,156	88,654	43,670	$0.54	$0.53
2010
4th quarter	187,436	51,518	3,151	$0.04	$0.04
3rd quarter	198,387	69,447	28,255	0.35	0.35
2nd quarter	177,500	55,050	14,239	0.18	0.18
1st quarter	204,207	79,955	69,992	0.87	0.86
2009
4th quarter	180,938	58,060	19,999	$0.25	$0.25
3rd quarter	177,096	59,130	(140,228)	(1.75)	(1.75)
(1) Reflects results for continuing operations

Seasonal fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2010, Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. In particular, as the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results
•	Net income for the fourth quarter of fiscal 2010 was negatively impacted by a charge of $12.9 million related to the Company’s organizational restructuring to streamline operating processes.
•	Net income in the fourth quarter of fiscal 2010 was negatively impacted by an accrual of $6.0 million related to the new Radio tariffs introduced in July 2010.
•	Net income in the second quarter of fiscal 2010 was negatively impacted by $14.3 million in expenses related to the refinancing of the Company’s debt.
•	Net income in the first quarter of fiscal 2010 was positively impacted by $14.2 million in income tax rate changes and the reversal of a $14.0 million disputed regulatory fee accrual.
•
Revenues in the third quarter of fiscal 2009 decreased from the previous year, as the Canadian economy had a negative impact on the advertising market.  The impact was most pronounced in the Radio division.

•	Net loss in the third quarter of fiscal 2009 includes broadcast license and goodwill impairment charges of $167.3 million, net of tax, related to the Radio division.

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2010.

Outlook

At its annual Investor Day in September 2010, the Company updated investors on the Company’s fiscal 2010 strategic priorities and provided near-term financial guidance for the 2011 fiscal year.  In particular, the Company announced its fiscal 2011 guidance targets of consolidated segment profit of $285.0 million to $295.0 million, and free cash flow of $100.0 million. This annual guidance remains unchanged at the end of the second quarter of fiscal 2011.

To view the Investor Day presentation, please visit the Company’s website at www.corusent.com.

Financial Position

Total assets at February 28, 2011 and August 31, 2010 were $2.1 billion.  The major change in our financial position resulted from the disposition of the Quebec Radio segment of our business and the separate presentation as discontinued operations in all periods presented.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2010.

Current assets increased by $38.3 million.  Cash and cash equivalents increased by $48.5 million.  Refer to the discussion of cash flows in the next section.  Accounts receivable increased by $25.6 million, but has decreased by $36.1 million from the end of the previous quarter.  The accounts receivable balance typically grows in the first and third quarters and decreases in the second quarter as a result of the broadcast revenue cycle.  The Company carefully monitors the aging of its accounts receivable.

Tax credits receivable increased by $4.4 million as a result of accruals related to film production.  Investments and other assets increased by $5.2 million primarily as a result of increases in equity investments.  Capital assets increased by $22.8 million, as spending on Corus Quay continued in the first half of fiscal 2011 and was offset by increased depreciation.  Broadcast licenses and goodwill balances remained consistent with August 31, 2010.  Program and film rights (current and non-current) increased by $6.5 million, as additions of acquired rights of $91.4 million were offset by amortization during the period.  Film investments decreased by $5.5 million, as net film spending of $29.6 million was offset by film amortization and accruals for tax credits.

Accounts payable and accrued liabilities increased by $18.8 million as a result of increased dividends payable and current program rights payable.  Income taxes payable increased by $4.4 million due to the timing of income tax installment payments.

Long-term debt decreased by $43.3 million.  The Company utilized cash received from the disposition of the Quebec Radio segment to pay down bank loans.  Other long-term liabilities decreased by $8.9 million due to reductions in capital lease accruals, long-term program rights payable and trademark intangible liabilities.

The exercise of employee stock options added $7.9 million to share capital and the issuance of shares from treasury under the Company’s dividend reinvestment plan added $4.9 million to share capital.  Contributed surplus decreased by $1.5 million of which $2.0 million relates to the exercise of employee stock options offset by $0.5 million of stock-based compensation expense.

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position from continuing operations decreased by $24.0 million in fiscal 2011, compared to an increase of $29.5 million in the prior year.  Free cash flow from continuing operations for fiscal 2011 was $47.2 million, compared to free cash flow of $21.3 million in the prior year.  After adding back the impact of business combinations in fiscal 2010, adjusted free cash flow was $57.4 million.  This decrease in free cash flow reflects lower cash from operating activities.  Refer to Key Performance Indicators for a reconciliation of free cash flow to consolidated statements of cash flows.

Cash provided by operating activities from continuing operations in fiscal 2011 was $79.2 million, compared to $84.5 million last year.  This decrease is related primarily to a decrease of $10.6 million in net income from continuing operations and an increase in working capital usage of $15.1 million.  These were offset by $7.0 million in higher amortization of film investments, lower payments of program and film rights of $11.1 million.

Cash used in investing activities from continuing operations in the fiscal 2011 was $32.1 million, compared to $63.1 million last year.  In the first quarter of fiscal 2010, the Company completed the acquisition of two specialty television services for cash of $40.0 million, less a $4.0 million holdback which was paid later in the fiscal year.

Cash used in investing activities from discontinued operations in the second quarter fiscal 2011 includes proceeds from the sale of the Quebec Radio segment for cash of $84.0 million, less a $9.0 million holdback to be paid in February 2012.

Cash used in financing activities in fiscal 2011 was $71.1 million, compared to cash provided of $8.2 million in the prior year.  In the current year, the Company used the proceeds from the sale of the Quebec Radio segment to repay a portion of bank debt.  In the prior year, the Company issued $500.0 million in senior unsecured guaranteed notes, and used the proceeds to repay a portion of bank debt.  These transactions resulted in the payment of financing and swap termination fees of $31.0 million.

Liquidity

As at February 28, 2011, the Company has available $336.7 million under a revolving term credit facility.  On March 11, 2011, the Company’s $500.0 million credit facility with a syndicate of banks was amended.  The principal amendments were to reduce interest margins applicable to floating interest rates and a one year extension of the maturity date to February 11, 2015.  Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR.

As at February 28, 2011, the Company had a cash balance of $56.5 million and a positive working capital balance.  Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

Net debt to segment profit

As at February 28, 2011, net debt was $592.1 million, down from $683.9 million at August 31, 2010.  Net debt to segment profit at February 28, 2011 was 2.2 times compared to 2.7 times at August 31, 2010.  This ratio remains below management’s stated long-term range of 3.0 to 3.5 times.

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

Off-balance sheet arrangements and derivative financial instruments

In the second quarter of fiscal 2010, the Company terminated its interest rate swap agreements that had fixed a portion of the interest rate on its bank debt.  As a result, the Company has no derivative instruments outstanding as at February 28, 2011.

Contractual commitments

The Company has added no significant unfulfilled contractual obligations in fiscal 2011.

Outstanding Share Data

As at March 31, 2011, 3,439,462 Class A Voting Shares and 78,786,905 Class B Non-Voting Shares were issued and outstanding.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred in the six months ended February 28, 2011 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators.  These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2010, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

In particular, segment profit is calculated as revenues less direct cost of sales, general and administrative expenses as reported in the Company’s consolidated statements of income and retained earnings. Segment profit may be calculated and presented for an individual operating segment, a line of business, or for the consolidated Company.  The Company believes this is an important measure as it allows the Company to evaluate the operating performance of its business segments and its ability to service and/or incur debt; therefore, it is calculated before (i) non-cash expenses such as depreciation and amortization; (ii) interest expense; and (iii) items not indicative of the Company’s core operating results, and not used in management’s evaluation of the business segment’s performance, such as: goodwill and broadcast license impairment; disputed regulatory fees; debt refinancing and certain other income and expenses (note 10 to the interim consolidated financial statements).  Segment profit is also one of the measures used by the investing community to value the Company and is included in note 12 to the interim consolidated financial statements.

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.  The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Free cash flow from continuing operations
	Three months ended		Six months ended
	February 28,		February 28,
(thousands of Canadian dollars)	2011	2010	2011	2010
Cash provided by (used in):
Operating activities	63,798	52,161	79,238	84,472
Investing activities	(17,691)	(21,888)	(32,064)	(63,120)
Free cash flow	46,107	30,273	47,174	21,352

Net debt
	As at February 28,	As at August 31,
(thousands of Canadian dollars)	2011	2010
Long-term debt	648,587	691,891
Cash and cash equivalents	(56,478)	(7,969)
Net debt	592,109	683,922

Net debt to segment profit
	As at February 28,	As at August 31,
(thousands of Canadian dollars)	2011	2010
Net debt (numerator)	592,109	683,922
Segment profit (denominator)(1)	270,578	255,970
Net debt to segment profit	2.2	2.7
(1) Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” section of Management’s Discussion and Analysis.

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

Impact of New Accounting Policies

There are no pending accounting changes under Canadian GAAP that will be adopted prior to conversion to IFRS.

Recent Accounting Pronouncements

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in Canada for publicly accountable profit-oriented enterprises for fiscal years beginning on or after January 1, 2011.  The Company will be required to report using IFRS beginning September 1, 2011.  The Company has implemented an IFRS project, and has committed adequate internal and external resources towards this project, including assembling a project team with a project team leader that includes senior levels of management.  Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS project has been established.

Although the Company has completed preliminary assessments of accounting and reporting differences, impacts on systems and processes, it has not yet finalized these assessments.  As the Company finalizes its determination of the significant impacts on its financial reporting it intends to disclose such impacts in future Management’s Discussion and Analysis.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of the adoption of IFRS at the changeover date.  The International Accounting Standards Board (“IASB”) will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all IFRS’s applicable at the conversion date are known.

The Company’s adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 generally requires that an entity apply all IFRS’s effective at the end of its first IFRS reporting period retrospectively.  However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement.  Management is assessing the exemptions available under IFRS 1 and their impact on the Company’s future financial position.   On adoption of IFRS, the exemptions being considered by the Company that could result in material impacts are as follows:

Exemption	Application of exemption
Business combinations	The Company expects to elect not to restate any business combinations that occurred prior to September 1, 2010.
Cumulative translation differences	The Company expects to elect to reset cumulative translation differences for foreign operations to zero at September 1, 2010.

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP.  Set out below are the key areas where changes in accounting policies are expected that may impact the Company’s consolidated financial statements.  The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS.  It is intended to highlight those areas management believes to be most significant.

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

However, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements.  Consequently, management’s analysis of changes and policy decisions have been made based on its expectations regarding the accounting standards that we anticipate will be effective at the time of transition.  The future impacts of IFRS will also depend on the particular circumstances prevailing in those years.  At this stage, management is not able to reliably quantify the impacts expected on the Company’s consolidated financial statements for these differences.  Please see the section entitled “Cautionary statement regarding forward-looking statements”.

Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences from Canadian GAAP, with potential impact for the Company
Presentation of Financial Statements (IAS 1)	Additional disclosures in the notes to financial statements.
Property, Plant and Equipment (IAS 16)
Componentization of significant real estate for separate amortization over a shorter useful life.

Remaining carrying value of underlying buildings subject to componentization amortized over a longer useful life.

Impairment of Assets (IAS 36)
Grouping of assets in cash generating units (CGU’s) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow method (DCF) in a single-step approach.

Goodwill allocated to and tested in conjunction with its related CGU or group of CGU’s that benefit from collective synergies.

Under certain circumstances, previous impairment taken (other than goodwill) required to be reversed.

Interests in Joint Ventures (IAS 31)	Joint venture interests accounted for using the equity method.
Income Taxes (IAS 12)	Recognition and measurement criteria for deferred tax assets and liabilities may differ.
Intangible Assets (IAS 38)	Reinstatement of amortization of indefinite-lived intangibles. Consideration of the nature of program rights and related amortization method.
Business Combinations and Minority Interests (IFRS 3R)
Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of contingent consideration classified as a liability recognized in earnings.

Changes in ownership interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Non-controlling interests presented as a separate component of shareholders’ equity.

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

This is not an exhaustive list of all of the changes that could occur during the transition to IFRS. At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule.

There are no pending accounting changes under Canadian GAAP that will be adopted prior to conversion to IFRS.

Consolidated Financial Statements and Notes

CORUS ENTERTAINMENT INC.

CONSOLIDATED BALANCE SHEETS

(unaudited)	As at February 28,	As at August 31,
(in thousands of Canadian dollars)	2011	2010
ASSETS (note 6)
Current
Cash and cash equivalents	56,478	7,969
Accounts receivable	187,286	161,645
Income taxes recoverable	-	1,781
Prepaid expenses and other	11,634	17,040
Program and film rights	146,186	159,526
Future tax asset	5,758	6,129
Current assets of discontinued operations (note 16)	-	14,951
Total current assets	407,342	369,041

Tax credits receivable	43,948	39,597
Investments and other assets (note 3)	27,761	22,595
Property, plant and equipment	170,694	147,905
Program and film rights	108,306	88,484
Film investments (note 4)	94,919	100,454
Broadcast licenses	541,248	541,248
Goodwill	671,827	671,827
Long-term assets of discontinued operations (note 16)	-	78,104
	2,066,045	2,059,255

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 5)	212,163	193,342
Income taxes payable	4,754	336
Current liabilities of discontinued operations (note 16)	-	9,744
Total current liabilities	216,917	203,422

Long-term debt (note 6)	648,587	691,891
Other long-term liabilities (notes 5, 7 and 8)	79,068	88,003
Future tax liability	91,086	89,651
Long-term liabilities of discontinued operations (note 16)	-	12,285
Total liabilities	1,035,658	1,085,252

Non-controlling interest	17,517	18,055

SHAREHOLDERS’ EQUITY
Share capital (note 8)	869,622	856,655
Contributed surplus (note 8)	10,274	11,780
Retained earnings	145,915	98,669
Accumulated other comprehensive loss (note 15)	(12,941)	(11,156)
Total shareholders’ equity	1,012,870	955,948
	2,066,045	2,059,255
See accompanying notes

On behalf of the Board:
John M. Cassaday	Heather A. Shaw
Director	Director

April 14, 2011

CORUS ENTERTAINMENT INC.

CONSOLIDATED STATEMENTS OF INCOME
	Three months ended		Six months ended
(unaudited)	February 28,		February 28,
(in thousands of Canadian dollars)	2011	2010	2011	2010
Revenues	191,076	177,500	413,232	381,707
Direct cost of sales, general and
administrative expenses (note 14)	130,117	122,450	263,619	246,702
Depreciation	6,053	4,745	12,161	8,649
Interest expense (notes 6 and 9)	15,681	10,475	31,190	19,547
Disputed regulatory fees	-	-	-	(14,015)
Debt refinancing (note 6)	-	14,256	-	14,256
Restructuring (note 5)	-	-	2,249	-
Other expense (income), net (notes 10 and 14)	(1,125)	3,141	(1,242)	1,367
Income from continuing operations before income taxes
and non-controlling interest	40,350	22,433	105,255	105,201
Income tax expense (note 11)	10,897	6,864	30,312	18,462
Non-controlling interest	2,008	1,330	3,828	2,508
Net income for the period from continuing operations	27,445	14,239	71,115	84,231
Net income for the period from discontinued operations (note 16)	4,192	364	6,743	4,280
Net income for the period	31,637	14,603	77,858	88,511

Basic earnings per share (note 8)
From continuing operations	$0.34	$0.18	$0.87	$1.05
From discontinued operations	$0.05	$0.00	$0.08	$0.05
	$0.39	$0.18	$0.95	$1.10

Diluted earnings per share (note 8)
From continuing operations	$0.33	$0.18	$0.87	$1.03
From discontinued operations	$0.05	$0.00	$0.08	$0.05
	$0.38	$0.18	$0.95	$1.08

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Three months ended		Six months ended
(unaudited)	February 28,		February 28,
(in thousands of Canadian dollars)	2011	2010	2011	2010
Net income for the period	31,637	14,603	77,858	88,511
Other comprehensive income (loss), net of tax
Unrealized foreign currency translation adjustment	(1,108)	(79)	(1,861)	(524)
Unrealized change in fair value of available-for-sale
investments, net of tax	(95)	(27)	76	12
Unrealized change in fair value of cash flow hedges,
net of tax	-	1,985	-	3,431
Recognition of change in fair value of cash flow
hedge in net income, net of tax	-	9,244	-	9,244
	(1,203)	11,123	(1,785)	12,163
Comprehensive income for the period	30,434	25,726	76,073	100,674

See accompanying notes

CORUS ENTERTAINMENT INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Three months ended		Six months ended
(unaudited)	February 28,		February 28,
(in thousands of Canadian dollars)	2011	2010	2011	2010
Share capital
Balance, beginning of period	861,183	842,340	856,655	840,602
Issuance of shares under stock option plan	4,988	3,329	7,911	4,731
Other	3,451	1,078	5,056	1,414
Balance, end of period	869,622	846,747	869,622	846,747

Contributed surplus
Balance, beginning of period	11,392	14,394	11,780	17,303
Stock-based compensation (note 8)	289	954	522	1,853
Settlement and modification of long-term
incentive plan (note 8)	-	-	-	(3,473)
Exercise of stock options	(1,407)	(171)	(2,028)	(506)
Balance, end of period	10,274	15,177	10,274	15,177

Retained earnings
Balance, beginning of period	129,632	82,271	98,669	20,380
Net income for the period	31,637	14,603	77,858	88,511
Dividends	(15,354)	(12,089)	(30,612)	(24,106)
Balance, end of period	145,915	84,785	145,915	84,785

Accumulated other comprehensive loss
Balance, beginning of period	(11,738)	(22,967)	(11,156)	(24,007)
Other comprehensive income (loss), net of tax	(1,203)	11,123	(1,785)	12,163
Balance, end of period	(12,941)	(11,844)	(12,941)	(11,844)

See accompanying notes

CORUS ENTERTAINMENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
(unaudited)	February 28,		February 28,
(in thousands of Canadian dollars)	2011	2010	2011	2010
OPERATING ACTIVITIES
Net income for the period	31,637	14,603	77,858	88,511
Earnings from discontinued operations	(4,192)	(364)	(6,743)	(4,280)
Add (deduct) non-cash items:
Depreciation	6,053	4,745	12,161	8,649
Amortization of program rights	43,152	41,404	85,227	83,073
Amortization of film investments	11,189	9,609	22,111	15,142
Future income taxes	778	1,828	824	(13,852)
Non-controlling interest	2,008	1,330	3,828	2,508
Stock option expense	289	3,126	522	3,330
Imputed interest	2,484	1,772	5,084	3,468
Debt refinancing	-	14,256	-	14,256
Other	(1,327)	(297)	(1,594)	(388)
Net change in non-cash working capital
balances related to operations	17,972	17,848	(13,792)	1,325
Payment of program and film rights	(34,975)	(42,663)	(73,128)	(84,273)
Net additions to film investments	(11,270)	(15,036)	(33,120)	(32,997)
Cash provided by operating activities from continuing operations	63,798	52,161	79,238	84,472
Cash provided by (used in) operating activities from discontinued operations	(2,546)	373	(2,542)	389
Cash provided by operating activities	61,252	52,534	76,696	84,861

INVESTING ACTIVITIES
Additions to property, plant and equipment	(13,952)	(23,421)	(27,215)	(29,506)
Business combinations	-	-	-	(36,000)
Net cash flows for investments and other assets	(3,382)	1,773	(4,267)	2,864
Decrease in public benefits associated with acquisitions	(357)	(240)	(582)	(478)
Cash used in investing activities from continuing operations	(17,691)	(21,888)	(32,064)	(63,120)
Cash provided by (used in) investing activities from discontinued operations	75,000	(371)	74,996	(392)
Cash provided by (used in) investing activities	57,309	(22,259)	42,932	(63,512)

FINANCING ACTIVITIES
Decrease in bank loans	(74,956)	(469,566)	(44,764)	(429,681)
Issuance of senior unsecured guaranteed notes	-	500,000	-	500,000
Financing and swap termination fees	-	(30,997)	-	(30,997)
Issuance of shares under stock option plan	3,581	3,158	5,884	4,225
Dividend paid	(11,958)	(10,973)	(23,549)	(22,647)
Dividend paid to non-controlling interest	(160)	(5,400)	(4,366)	(9,260)
Other	(2,144)	-	(4,324)	(3,444)
Cash provided by (used in) financing activities from continuing operations	(85,637)	(13,778)	(71,119)	8,196
Cash provided by financing activities from discontinued operations	-	-	-	-
Cash provided by (used in) financing activities	(85,637)	(13,778)	(71,119)	8,196

Net change in cash and cash equivalents during the period
from continuing operations	(39,530)	16,495	(23,945)	29,548
Net change in cash and cash equivalents during the period
from discontinued operations	72,454	2	72,454	(3)
Net change in cash and cash equivalents during the period	32,924	16,497	48,509	29,545
Cash and cash equivalents, beginning of period	23,554	23,970	7,969	10,922
Cash and cash equivalents, end of period	56,478	40,467	56,478	40,467

Supplemental cash flow disclosures (note 14)

See accompanying notes

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2011
(in thousands of Canadian dollars, except share information)

1.   BASIS OF PRESENTATION

These interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries (“Corus” or the “Company”).  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements.  As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2010.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.  Each of the broadcasting businesses [Radio and Television] has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

2.   SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2010 annual consolidated financial statements.

3.	INVESTMENTS AND OTHER ASSETS

	As at February 28,	As at August 31,
	2011	2010
Equity investments	11,615	7,914
Trademark intangible assets	10,746	11,744
Other	5,400	2,937
	27,761	22,595

4.	FILM INVESTMENTS

	As at February 28,	As at August 31,
	2011	2010
Projects in development and in process, net of advances	27,021	27,712
Completed projects and distribution rights	38,710	47,205
Investments in third-party-produced film projects	29,188	25,537
	94,919	100,454

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2011
(in thousands of Canadian dollars, except share information)

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at February 28, 2011, the Company had $7,721 (August 31, 2010 - $13,756) in accrued restructuring expenses in accounts payable and accrued liabilities and other long-term liabilities that remains unpaid.  In fiscal 2011, $6,035 has been paid in respect of these provisions.  The Company has paid and expensed additional restructuring costs in the first quarter of fiscal 2011 of $2,249 relating to employee costs and redundant rent.  The Company anticipates that these provisions will be substantially paid in fiscal 2011.

6.	LONG-TERM DEBT

	As at February 28,	As at August 31,
	2011	2010
Bank loans	163,251	208,015
Senior unsecured guaranteed notes	500,000	500,000
Unamortized financing fees	(14,664)	(16,124)
	648,587	691,891

In the second quarter of fiscal 2010, the Company closed an offering of $500,000 principal amount of 7.25% senior unsecured guaranteed notes due February 10, 2017 (the “Notes”).

Concurrent with the closing of the offering of the Notes, the Company entered into an amended credit facility with a syndicate of banks that matures on February 11, 2014.  The amount committed is $500,000, which is available on a revolving basis.

The transactions noted above resulted in the Company recording a $14,256 debt refinancing cost in the second quarter of fiscal 2010.  The components of this loss include mark-to-market payments on the interest rate swap agreement termination and the write-off of unamortized financing fees related to the bank loans that were settled.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.  As at February 28, 2011, the weighted average interest rate on the outstanding bank loans and Notes was 6.8%. Interest on the bank loans, including the impact of the swap, and Notes averaged 4.2% for the first two quarters of fiscal 2010.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the covenants provided under the bank loans as at February 28, 2011.

On March 11, 2011, the Company’s $500,000 credit facility with a syndicate of banks was amended.  The principal amendments were to reduce interest margins applicable to floating interest rates and a one year extension of the maturity date to February 11, 2015.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2011
(in thousands of Canadian dollars, except share information)

7.	OTHER LONG-TERM LIABILITIES

	As at February 28,	As at August 31,
	2011	2010
Public benefits associated with acquisitions	3,453	3,980
Unearned revenue	6,835	8,942
Program rights payable	28,761	31,959
Long-term employee obligations	8,187	9,830
Deferred leasehold inducements	6,640	3,698
Merchandising and trademark liabilities	12,085	13,745
Capital lease accrual	13,107	15,849
	79,068	88,003

8.	SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares (“Class A Voting Shares”), as well as an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 Preferred Shares.

Issued and outstanding

The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2010 are summarized as follows:

	Class A		Class B
	Voting Shares		Non-Voting Shares		Total
	#	$	#	$	$
Balance as at August 31, 2010	3,444,128	26,671	77,695,238	829,984	856,655
Conversion of Class A Voting Shares
to Class B Non-Voting Shares	(4,666)	(36)	4,666	36	-
Issuance of shares under Stock
Option Plan	-	-	491,015	7,911	7,911
Issuance of shares under dividend
reinvestment plan	-	-	229,455	4,944	4,944
Repayment of executive stock
purchase loans	-	-		112	112
Balance as at February 28, 2011	3,439,462	26,635	78,420,374	842,987	869,622

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2011
(in thousands of Canadian dollars, except share information)

Earnings per share

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts:

	Three months ended		Six months ended
	February 28,		February 28,
	2011	2010	2011	2010
Net income for the period (numerator)
From continuing operations	27,445	14,239	71,115	84,231
From discontinued operations	4,192	364	6,743	4,280
Net income for the period	31,637	14,603	77,858	88,511

Weighted average number of shares outstanding (denominator)
Weighted average number of shares
outstanding - basic	81,613	80,357	81,440	80,222
Effect of dilutive securities	696	1,476	699	1,405
Weighted average number of shares
outstanding - diluted	82,309	81,833	82,139	81,627

The calculation of diluted earnings per share for the second quarter and year-to-date of fiscal 2011 excluded 151,200 and 235,800 (2010 - 257,473 and 278,298) weighted average Class B Non-Voting Shares issuable under the Company’s Stock Option Plan because these options were not “in-the-money”.

Stock option plan

Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company.  The number of Class B Non-Voting Shares which the Company is authorized to issue under the Plan is 10% of the issued and outstanding Class B Non-Voting Shares.  All options granted are for terms not to exceed 10 years from the grant date.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant.  Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

A summary of the changes to the stock options outstanding since August 31, 2010 is presented as follows:

	Number of	Weighted average
	options (#)	exercise price ($)
Outstanding as at August 31, 2010	2,811,588	14.95
Granted	261,900	19.15
Forfeited or expired	(22,600)	22.65
Exercised	(491,015)	11.98
Outstanding as at February 28, 2011	2,559,873	15.88

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2011
(in thousands of Canadian dollars, except share information)

As at February 28, 2011, the Company has outstanding stock options for 2,559,873 Class B Non-Voting Shares, of which 1,758,743 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. In fiscal 2011, the Company has recorded stock-based compensation expense for the second quarter and year-to-date of $289 and $522 (2010 - $252, and $456), respectively. This charge has been credited to contributed surplus.  Unrecognized stock-based compensation expense at February 28, 2011 related to the Plan was $2,645 (2010 - $2,780).

The fair value of each option granted in fiscal 2011 and 2010 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal 2011	Fiscal 2010
Fair value	$4.26	$3.65
Expected life	5.8 years	5.6 years
Risk-free interest rate	2.06%	2.77%
Dividend yield	3.8%	3.4%
Volatility	29.0%	28.7%

Performance share units

The Company has granted Performance Share Units (“PSUs”) to certain employees. Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  The stock-based compensation expense recorded for the second quarter and year-to-date in respect of the PSU plan was $296 and $531 (2010 - $296 and $582), respectively.

Long-term incentive plan

In the first and second quarters of fiscal 2011, 227,100 units were granted under this plan (2010 - 570,341 units), with vesting periods between two and five years.  The stock-based compensation expense recorded for the second quarter and year-to-date in respect of this plan was $1,855 and $3,511 (2010 - $1,597 and $2,292), respectively.  This charge has been credited to other long-term liabilities.

Units that vested on August 31, 2009 were paid in cash in September 2009.  This resulted in a reduction of $3,473 to contributed surplus in the first quarter of fiscal 2010.

In the third quarter of fiscal 2010, the plan text was modified to remove the option of settling the plan in shares.  As a result, the amounts previously credited to contributed surplus were transferred to other long-term liabilities.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2011
(in thousands of Canadian dollars, except share information)

Dividend reinvestment plan

In September 2009, the Company announced that its Board of Directors had approved a discount for Class B Non-Voting Shares issued from treasury pursuant to the terms of its dividend reinvestment plan.  In the first two quarters of fiscal 2011, the Company issued 229,455 Class B Non-Voting Shares, resulting in an increase in share capital of $4,944.

Other

The Company allows directors and senior management to receive their directors’ fees or short-term incentive compensation, respectively, in the form of deferred share units.  Each deferred share unit has the same value as a Class B Non-Voting Share. These deferred share units are fully vested upon grant, and the value is paid in cash to the holder following termination of service or employment.  At February 28, 2011, there were 168,871 deferred share units outstanding.

9.	INTEREST EXPENSE

	Three months ended		Six months ended
	February 28,		February 28,
	2011	2010	2011	2010
Interest on long-term debt	11,513	7,567	23,036	13,851
Imputed interest on long-term liabilities	2,484	1,772	5,084	3,468
Other	1,684	1,136	3,070	2,228
	15,681	10,475	31,190	19,547

10.	OTHER EXPENSE (INCOME), NET

	Three months ended		Six months ended
	February 28,		February 28,
	2011	2010	2011	2010
Interest income	(524)	(42)	(529)	(1,093)
Foreign exchange losses (gains)	(1,209)	99	(2,264)	(667)
Income from equity investments	(502)	(369)	(851)	(508)
Other	1,110	3,453	2,402	3,635
	(1,125)	3,141	(1,242)	1,367

11.	INCOME TAXES

The reconciliation of income taxes attributable to operations computed at the statutory rates to income tax expense for year-to-date fiscal 2011 and 2010 is as follows:

	Fiscal 2011		Fiscal 2010
	$	%	$	%
Tax at combined federal and provincial rate	30,669	29.1%	33,528	31.9%
Future tax recovery resulting from tax rate change	-	-	(14,268)	(13.6%)
Other	(357)	(0.3%)	(798)	(0.7%)
	30,312	28.8%	18,462	17.6%

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2011
(in thousands of Canadian dollars, except share information)

12.	BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through two operating divisions and five segments:

Radio

The Radio division comprises 37 radio stations, situated primarily in urban centres in Canada.  Revenues are derived from advertising aired over these stations.

Television

The Television division includes interests in several specialty television networks, pay television services, conventional television stations, and the Nelvana content business.  Revenues are generated from subscriber fees, advertising and the licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies of the most recent audited consolidated financial statements. Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses.

Divisional results

Three months ended February 28, 2011
	Radio	Television	Corporate	Consolidated
Revenues	42,647	148,429	-	191,076
Direct cost of sales, general
and administrative expenses	32,975	89,412	7,730	130,117
Segment profit (loss)	9,672	59,017	(7,730)	60,959
Depreciation	738	816	4,499	6,053
Interest expense	966	6,129	8,586	15,681
Other expense (income), net	(514)	(1,585)	974	(1,125)
Income (loss) before income taxes
and non-controlling interest	8,482	53,657	(21,789)	40,350

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2011
(in thousands of Canadian dollars, except share information)

Three months ended February 28, 2010
	Radio	Television	Corporate	Consolidated
Revenues	40,527	136,973	-	177,500
Direct cost of sales, general
and administrative expenses	32,353	83,769	6,328	122,450
Segment profit (loss)	8,174	53,204	(6,328)	55,050
Depreciation	1,020	1,871	1,854	4,745
Interest expense	1,034	1,180	8,261	10,475
Debt refinancing	-	-	14,256	14,256
Other expense (income), net	-	560	2,581	3,141
Income (loss) before income taxes
and non-controlling interest	6,120	49,593	(33,280)	22,433

Six months ended February 28, 2011
	Radio	Television	Corporate	Consolidated
Revenues	97,286	315,946	-	413,232
Direct cost of sales, general
and administrative expenses	69,100	178,829	15,690	263,619
Segment profit (loss)	28,186	137,117	(15,690)	149,613
Depreciation	1,496	2,519	8,146	12,161
Interest expense	2,472	12,277	16,441	31,190
Restructuring charges	671	3	1,575	2,249
Other expense (income), net	(494)	(2,218)	1,470	(1,242)
Income (loss) before income taxes
and non-controlling interest	24,041	124,536	(43,322)	105,255

Six months ended February 28, 2010
	Radio	Television	Corporate	Consolidated
Revenues	93,479	288,228	-	381,707
Direct cost of sales, general
and administrative expenses	66,755	167,956	11,991	246,702
Segment profit (loss)	26,724	120,272	(11,991)	135,005
Depreciation	2,078	3,777	2,794	8,649
Interest expense	2,146	2,355	15,046	19,547
Disputed regulatory fees	(6,722)	(7,293)	-	(14,015)
Debt refinancing	-	-	14,256	14,256
Other expense (income), net	101	(693)	1,959	1,367
Income (loss) before income taxes
and non-controlling interest	29,121	122,126	(46,046)	105,201

The corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2011
(in thousands of Canadian dollars, except share information)

In addition to evaluating performance of the divisions in total, management also measures performance at the operating segment level.  The following tables present further details on the operating segments within the Radio and Television divisions:

Revenues by segment
	Three months ended		Six months ended
	February 28,		February 28,
	2011	2010	2011	2010
Radio
West	19,737	19,846	45,802	46,078
Ontario	22,910	20,681	51,484	47,401
	42,647	40,527	97,286	93,479

Television
Kids	64,813	56,145	142,826	124,644
Specialty and Pay	83,616	80,828	173,120	163,584
	148,429	136,973	315,946	288,228

Segment profit
	Three months ended		Six months ended
	February 28,		February 28,
	2011	2010	2011	2010
Radio
West	4,610	5,054	13,608	14,754
Ontario	5,062	3,120	14,578	11,970
	9,672	8,174	28,186	26,724

Television
Kids	22,936	22,257	64,362	55,566
Specialty and Pay	36,081	30,947	72,755	64,706
	59,017	53,204	137,117	120,272

Revenues by type
	Three months ended		Six months ended
	February 28,		February 28,
	2011	2010	2011	2010
Advertising	82,179	77,373	202,499	188,483
Subscriber fees	75,599	71,478	149,361	138,897
Other	33,298	28,649	61,372	54,327
	191,076	177,500	413,232	381,707

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2011
(in thousands of Canadian dollars, except share information)

13.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:
	Three months ended		Six months ended
	February 28,		February 28,
	2011	2010	2011	2010
Interest paid	21,455	8,216	24,802	14,681
Interest received	524	42	529	1,093
Income taxes paid	8,680	11,232	21,146	19,848

14.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relates to operating activities while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended		Six months ended
	February 28,		February 28,
	2011	2010	2011	2010
Direct cost of sales, general and administrative expenses	(599)	44	(750)	(107)
Other expense (income)	(1,209)	99	(2,264)	(667)
Total foreign exchange losses (gains)	(1,808)	143	(3,014)	(774)

15.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	As at February 28,	As at August 31,
	2011	2010
Foreign currency translation adjustment	(13,359)	(11,498)
Unrealized gain on available-for-sale investments, net of tax	418	342
	(12,941)	(11,156)

16.	BUSINESS DISPOSITION AND COMBINATIONS

In the second quarter of fiscal 2011, the Company completed the sale of its Quebec radio stations.  The CRTC approved the disposition on December 17, 2010 and the sale closed February 1, 2011 with a purchase price of $80 million plus a working capital adjustment of $4 million.  Cash of $75 million was paid on the $84 million in adjusted proceeds at the time of closing, with the remaining $9 million to be paid on February 1, 2012.  As a result, certain figures for fiscal 2010 for assets and liabilities and operating results have be re-classified to assets and liabilities of discontinued operations, and net income for the period from discontinued operations in accordance with CICA Handbook Section 3475 - Disposal of Long-Lived Assets and Discontinued Operations.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2011
(in thousands of Canadian dollars, except share information)

The summarized financial information for the discontinued Quebec radio operations is shown below:

	As at February 28,	As at August 31,
	2011	2010
Current assets of discontinued operations
Accounts receivable	-	13,489
Prepaids and other assets	-	1,462
Total current assets of discontinued operations	-	14,951
Investments and other assets	-	304
Property, plant and equipment	-	13,680
Broadcast licenses and goodwill	-	64,120
Total assets of discontinued operations	-	93,055

Current liabilities of discontinued operations
Accounts payable and accrued liabilities	-	10,080
Income taxes payable	-	(336)
Total current liabilities of discontinued operations	-	9,744

Other long-term liabilities	-	3,420
Future tax liability	-	8,865
Total liabilities of discontinued operations	-	22,029

	Three months ended		Six months ended
	February 28,		February 28,
	2011	2010	2011	2010
Revenues	10,341	15,164	28,836	33,286
Direct cost of sales, general and administrative expenses	9,886	14,769	24,738	29,621
Segment profit	455	395	4,098	3,665
Expenses (1)	306	(262)	221	(2,763)
Income before income taxes	149	657	3,877	6,428
Gain on disposal	4,102	-	4,102	-
Income tax expense	59	293	1,236	2,148
Net income for the period from discontinued
operations	4,192	364	6,743	4,280
(1) Includes $446 restructuring charges as at February 28, 2011

Disposition equation
Proceeds from sale	80,000
Working capital adjustment	4,000
Adjusted proceeds from sale	84,000
Net book value	(75,846)
Transaction costs	(4,052)
Gain on disposal	4,102

In fiscal 2010, the Company completed the acquisition of the specialty television services Drive-In Classics and SexTV.  The Canadian Radio-television and Telecommunications Commission (“CRTC”) approved the acquisition on November 19, 2009 and the Company took over ownership and operation of these services, rebranded as Sundance Channel and W Movies, respectively, on November 30, 2009.  The results of operations of these services, as well as their assets and liabilities, are included in the Specialty and Pay segment of the Television division effective December 1, 2009.  The total cash consideration paid was $40.0 million.  The purchase equation, which was accounted for using the purchase method, is summarized below:

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2011
(in thousands of Canadian dollars, except share information)

Assigned value of net assets acquired
Broadcast licenses	23,000
Goodwill	21,000
Other long-term liabilities	(4,000)
Cash consideration given	40,000

17.	COMMITMENTS, CONTINGENCIES AND GUARANTEES

In, October 2009, a settlement was reached between the Government of Canada and members of the broadcasting industry in respect of disputed Part II license fees.  The settlement included waiving Part II license fees that were not collected for the broadcasting years 2007, 2008 and 2009.  The Company had accrued $14,015 over that period in continuing operation, and reversed this accrual in the first quarter of fiscal 2010.